Mail Stop 6010   December 22, 2006

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

     Re: **Flagstone Reinsurance Holdings Limited**
            Amendments No. 1 and No. 2 to Registration Statement on Form S-1
            Filed December 8 and 14, 2006
            File No. 333-138182

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please eliminate the term "joint book-running managers" from the cover page. You can discuss the relationship between the underwriters in the underwriting section if you wish.

Prospectus Summary, page 4

2. We note your response to our prior comment 10 and reissue that comment in part. You should note here briefly that Lehman Brothers is a primary investor in the sidecar.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Critical Accounting Policies, page 47

Loss and Loss Adjustment Expense Reserves, page 47

3. We note your revised disclosure in repose to comment 42 which states that your philosophy is to make a conservative loss selection based on both the potential for adverse development and historical experience among industry participants. To better understand your conservative philosophy, please disclose the following:

    * Describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

    * When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

4. We note your response to comment 42 and we refer to the last paragraph on page 50. Please clarify in the filing what impact changes in reporting patterns and benchmark data for paid and reported losses had on the expected loss ratios. In providing this disclosure it would be beneficial to disclose the expected loss ratio that was used to determine your point estimate during the nine month period September 30, 2006 in addition to the impact that resulted from what is disclosed in the last paragraph on page 50.

Stock Based Compensation, page 53

5. We note your response to comment 43. Please revised your disclosure to clarify that you determined the fair value of the underlying share of the PSU grants between April 1, 2006 and May 22, 2006 using the adjusted price to book value multiple of a group of comparable publicly traded reinsures. Also disclose why the adjustment were made, e.g. to achieve comparable for differences in factors such as differences in entity size, working capital, liquidity, profitability and marketability. Also, please note we might have additional comments once the initial public offering share price is disclosed.

Business, page 74

Mont Fort, page 91

6. We note your response to our prior comment 58 and reissue that comment in part. Please revise your disclosure here to disclose the number and percentage of preferred shares in the Mont Fort ILW cell purchased by the Company.

Compensation, page 107

7. Assuming that you request to go effective after December 31, 2006, please note that we expect you will amend the Form S-1 to provide the actual rather than estimated compensation disclosure prior to becoming effective.

Grants of Plan-Based Awards, page 113

8. In the narrative description to this table you explain that the number of common shares of the Company the executive officer holding the PSUs shall be entitled to receive is equal to the product of the number of PSUs granted multiplied by a factor ranging between zero and two, depending on the fully-diluted return on equity achieved during the vesting period. Please expand your description of footnote 2 to the table to explain how this relates to the amounts identified as "target" and "maximum" in the table.

Director Compensation, page 122

9. In your next amendment, please disclose by footnote, the aggregate number of stock awards outstanding at fiscal year end as required by the Instruction to Item 402(k)(2)(iii).

Certain Relationships and Related Transactions, page 114

10. We note your response to our prior comment 64 and reissue that comment in part. Please expand your description of your initial private placement with Haverford and HCP to disclose when the private placement closed.

Description of Share Capital, page 133

Voting Rights, page 133

11. We note your response to our prior comment 76 and reissue that comment in part. Please expand your disclosure to clarify the operation of the formula used to reduce voting power using a numerical example for clarification so that an

investor can understand how each share could be impacted.

Note 2. Significant Accounting Policies

Premiums and Acquisition Costs, page F-9

12. We note your response to comment 80 and the expanded disclosure on page F-9. Please tell us and disclose what specifically would cause changes between the deposit premium as defined in the contract and the assumed premiums calculated based on the underlying exposure during the contract period.

Note 4. Mont Fort Re Limited, page F-16

13. We have read your response to comments 56 and 82 and we are still evaluating your response at the present time. We may have further comments.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert A. McTamaney, Esq.
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, NY 10005